[redacted]

12025068

Received SEC

FEB 17 2012

Washington, DC 20549

No Act
PE 1/26/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 17, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-12

John Chevedden
*** FISMA & OMB Memorandum ***

Re: Cummins Inc.
Incoming letter dated January 26, 2012

Dear Mr. Chevedden:

This is in response to your letter dated January 26, 2012 concerning the shareholder proposal that you submitted to Cummins. On January 24, 2012, we issued our response expressing our informal view that Cummins could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in the letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Mark J. Sifferlen
Cummins Inc.
mark.sifferlen@cummins.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

January 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Cummins Inc. (CMI)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal topic.

Cummings proposed a high 25% net long provision which could make it necessary to attempt to contact all shareholders. This could thus make calling a special meeting too expensive a right to exercise – in other words a moot right based on the high company threshold.

The danger of high thresholds is illustrated by the following quote which addresses the cost of attempting to contact all shareholders. It is from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier (emphasis added):

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, **she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,'** recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Mark Sifferlen <mark.sifferlen@cummins.com>


February 24, 2012
February 24, 2012
February 24, 2012
February 21, 2012